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First Quarter Report 2002



NATIONAL BANK OF CANADA

Highlights

(unaudited)	Quarter ended January 31 2002	2001	% change
Operating results			
(millions of dollars)			
Total revenues (taxable equivalent basis)	**$ 805**	$ 762	6
Income before goodwill charges	**146**	142	3
Net income	**146**	138	6
Return on common shareholders' equity before goodwill charges	**15.0 %**	16.1 %	
Per common share			
Income before goodwill charges	**$ 0.73**	$ 0.71	3
Net income	**0.73**	0.68	7
Dividends paid	**0.21**	0.19	11
Book value	**19.56**	17.57	
Stock trading range			
High	**30.07**	29.00	
Low	**24.70**	23.00	
Close	**30.00**	29.00	
Financial position			
(millions of dollars)			
Total assets	**75,767**	75,246	1
Loans and acceptances	**44,019**	49,230	(11)
Deposits	**50,525**	50,466	–
Subordinated debentures and shareholders' equity	**5,772**	5,456	6
Capital ratios - BIS			
Tier 1	**11.1 %**	8.8 %	
Total	**15.0 %**	12.1 %	
Impaired loans, net (Note 5)	**(128)**	54	
Impaired loans, net as a % of net loans and acceptances	**(0.3)%**	0.1 %	
Assets under administration/management	**132,129**	127,551	
Total personal savings	**63,953**	61,790	
Interest coverage	**8.73**	8.35	
Asset coverage	**3.59**	3.02	
Other information			
Number of employees	**16,962**	16,632	2
Number of branches in Canada	**543**	571	(5)
Number of banking machines	**837**	817	2

Message to Shareholders

National Bank of Canada declared income before goodwill charges of $146 million or 73 cents per share for the first quarter ended January 31, 2002, compared to $142 million or 71 cents per share for the corresponding quarter of 2001.

In addition, the Board of Directors of the Bank approved a 14% increase in the dividend, raising the quarterly dividend by 3 cents per common share to 24 cents per share.

The National Bank also announced its intention to make a normal course issuer bid. This repurchase program targets a maximum of 9.5 million common shares representing approximately 5% of common shares outstanding. As at February 15, 2002, there were 190,566,755 common shares issued and outstanding. The common shares repurchased under the bid will be cancelled. The purchase of common shares under the normal course issuer bid will be made through the facilities of The Toronto Stock Exchange from March 5, 2002 through March 4, 2003. The Bank has made no normal course issuer bids in the past 12 months.

The Board of Directors is of the opinion that these repurchases are an appropriate use of the excess capital evidenced by the Bank's high regulatory capital ratios. The issuer bid is aimed at increasing shareholder value while maintaining sufficient capital to support business growth.

Other highlights:

- Return on common shareholders' equity before goodwill charges of 15% for the first quarter of 2002
- Gross impaired loans reduced by 40%, from $970 million as at October 31, 2001 to $568 million as at January 31, 2002
- Sale of asset-based lending operations in the United States finalized
- Slight improvement in the efficiency ratio, or operating expenses as a percentage of total revenues on a taxable equivalent basis, from 62.6% for the first quarter of 2001 to 62.2% this quarter
- Record Tier 1 capital ratio of 11.1%

Events in the first quarter

These results can be attributed to the hard work of a large number of people in the National Bank's various business units. Below are a few of the actions taken by the Bank during the first quarter to improve its service offering and achieve its objectives.

- **New Multifund GIC**: On November 9, 2001, the National Bank officially launched the Multifund GIC, a new guaranteed investment certificate. The return on this product is tied to the performance of a basket of nine mutual funds that invest in Canadian and international markets and belong to four different companies: National Bank Securities, Fidelity Investments, AGF Group of Funds and CI Mutual Funds.
- **New National Bank/Fidelity fund**: National Bank Securities Inc., a subsidiary of the National Bank, announced the launch of a new fund in its National Bank/Fidelity fund family on November 13, 2001. The return for the new fund, known as the National Bank/Fidelity True North Fund, is entirely based on the Fidelity True North Fund offered by Fidelity Investments. The True North Fund recently passed the five-year mark and its performance for the period earned it a Morningstar five-star rating.
- **The Bank expanded its group pension plan offering and signed an administrative agreement with Industrial Alliance**: National Bank Trust, a subsidiary of the National Bank, decided to substantially improve its group pension plan product offering by adding new investment vehicles. National Bank Trust also entered into an agreement with Industrial Alliance Trust Company, a subsidiary of Industrial Alliance, Insurance and Financial Services, for the administration of its group pension plans.
- **IBM Canada and the National Bank signed a new outsourcing agreement worth more than $1 billion**: On December 12, 2001, IBM Canada Ltd. and National Bank of Canada announced the signing of a 10-year, $1.1 billion IT outsourcing agreement. IBM has been providing IT services to the National Bank since 1994. The new contract extends the relationship through 2011. Under the agreement, IBM Global Services will continue to manage the operations of the Bank's IT infrastructure, including its banking systems, Web environment and call centres.
- **Natcan acquired *Gestion de Placements Valorem inc.* of Quebec City**: Natcan Investment Management, a subsidiary of the National Bank, announced on December 12, 2001 that it had acquired *Gestion de Placements Valorem inc.*, a Quebec firm specialized in managing Canadian bond and equity portfolios with a value of $1.4 billion. This new acquisition will boost Natcan's assets under management by some 10% and further expand its share of the institutional market in the Quebec City region.



André Bérard
Chairman of the Board
and Chief Executive Officer



Réal Raymond
President and
Chief Operating Officer

Montreal, February 28, 2002

Management's Analysis of the Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the first quarter ended January 31, 2002.

Strategic Objectives

As indicated in the 2001 Annual Report, the National Bank has set certain strategic objectives for itself for fiscal 2002 and subsequent years. The results obtained in the first quarter reflect the Bank's commitment to achieving these objectives.

	Objectives	2002Q1 Results
Growth in earnings per share	4% - 6%	3%
Return on common shareholders' equity	15% - 17%	15%
Efficiency ratio	61% in 2003	62.2%
Tier 1 capital ratio	7.75% - 8.75%	11.1%

Operating Results

For the first quarter ended January 31, 2002, the National Bank recorded income before goodwill charges of $146 million or 73 cents per share compared to $142 million or 71 cents per share for the corresponding quarter of 2001. Return on common shareholders' equity before goodwill charges was 15.0% as against 16.1% for the first quarter of fiscal 2001.

During the quarter, the Bank re-assessed the realizable value of its portfolio of impaired loans, taking into account current economic conditions and its goal of accelerating the disposal of this portfolio. As a result, a $185 million provision for credit losses was recorded as a revision to the estimated allowance required for the impaired loan portfolio. An additional provision of $60 million was also recorded to cover loan losses on regular operations. Moreover, management estimates that the provision for credit losses for the remainder of fiscal 2002 will amount to approximately $180 million. Given the $65 million reversal of the general allowance recorded under discontinued operations, the net provision for credit losses totalled $180 million for the quarter.

Consequently, the Bank substantially reduced the balance of gross impaired loans as at January 31, 2002. In fact, they now stand at $568 million, down $402 million or 41% from October 31, 2001. As at January 31, 2002, gross private-risk impaired loans represented 13.6% of total tangible capital and the allowance for credit losses, as compared to 22.4% at the end of fiscal 2001. Moreover, the specific allowance of $261 million represents 46% of the gross balance, whereas at the end of fiscal 2001 the specific provisioning rate was 39%. After deducting the $435 million general allowance as at January 31, 2002, net impaired loans posted a negative balance of $128 million as against a positive balance of $91 million as at October 31, 2001, for a substantial improvement of $219 million.

During the quarter, the Bank re-evaluated the adequacy of the general allowance for credit risk, taking into consideration the sale of asset-based lending operations in the United States, loss in the event of default on certain portfolios and the migration of credit quality in the loan portfolio. The required general allowance was therefore determined to be $435 million as at January 31, 2002, for a reduction of $65 million versus October 31, 2001.

Discontinued Operations

On January 15, 2002, the Bank finalized the sale of its U.S. asset-based lending operations which represented approximately $2.5 billion in loans. This transaction generated a pre-tax gain of $141 million, net of transaction-related expenses, including an allowance for credit losses on a $610 million loan portfolio, which is covered by an 18-month service agreement with the buyer. Taking into account the recovery of the $65 million general allowance for this portfolio, as well as the operating results for these operations since the beginning of the fiscal year and income taxes, the net contribution from discontinued operations totalled $118 million.

Results by Segment

Earnings for Personal Banking and Wealth Management amounted to $68 million for the first quarter of 2002, for an increase of 6% compared to the corresponding period of 2001. Net interest income for the quarter was $250 million, up 5% compared to the $238 million for the first quarter of 2001. The increase was chiefly due to wider spreads for personal loans, especially consumer loans and credit card loans, which were partly offset by narrower spreads on transaction accounts because of falling interest rates. Other income at $234 million remained relatively unchanged versus the first quarter of 2001. Operating expenses were $356 million, compared to $342 million for the corresponding quarter of 2001. The increase was mainly attributable to personnel costs as well as initiatives aimed at improving customer service and developing wealth management. The provision for credit losses for the quarter stood at $24 million versus $28 million for the corresponding quarter of 2001.

With regard to Commercial Banking, earnings were $30 million for the quarter as against $35 million for the same period last year. Total revenues were $103 million for the quarter, or the same as for the corresponding period of 2001. This result reflects the drop in demand for credit in several industries. First-quarter operating expenses amounted to $37 million as against $33 million for the corresponding quarter of 2001. The increase was due to the fine-tuning of the methods used for allocating centralized service costs as well as the creation of certain specialized sales teams. The provision for credit losses was $19 million for the quarter compared to $14 million for the corresponding quarter of 2001. The revised rate for loss in the event of default used in the model for calculating expected losses accounted for the increase.

For Financial Markets, Treasury and Investment Banking, first-quarter earnings reached $64 million, up $20 million over the corresponding period a year earlier. Total revenues rose to $206 million, for an increase of $37 million or 22%, mainly as a result of revenues from treasury operations, particularly from asset/liability management and the corporate financing sector. Operating expenses, which increased because of variable remuneration related to revenues, stood at $97 million for the quarter as against $84 million for the first quarter of 2001.

Management's Analysis of the Financial Condition and Operating Results (cont.)

Revenues

Total revenues, on a taxable equivalent basis, were $805 million for the quarter versus $762 million for the first quarter of 2001, for an increase of 6%. Financial Markets, Treasury and Investment Banking was responsible for more than 85% of the rise in revenues while the remainder was generated primarily by Personal Banking and Wealth Management.

Net interest income, on a taxable equivalent basis, reached $386 million versus $338 million for the corresponding quarter of 2001, for an increase of 14%. The excellent growth in net interest income was chiefly due to the improved spread in Personal Banking as well as revenues from asset/liability management.

Other income, on a taxable equivalent basis, amounted to $419 million as against $424 million for the first quarter of 2001, for a decrease of $5 million, mainly attributable to trading income and gains on securities.

Operating Expenses

Operating expenses for the first quarter of 2002 were $501 million compared to $477 million for the corresponding quarter of 2001. The efficiency ratio, or operating expenses as a percentage of total revenues, went from 62.6% in the first quarter of 2001 to 62.2% this quarter, owing mainly to the mix of revenue streams.

Assets

As at January 31, 2002, the Bank had total assets of $75.8 billion, or virtually unchanged from January 31, 2001 when assets stood at $75.2 billion. Loans and acceptances were down $4.7 billion, of which $3 billion was due to the sale of U.S. asset-based lending operations. Cash resources, securities and securities purchased under reverse repurchase agreements rose by $5 billion.

Savings

Total personal savings administered by the Bank stood at $64 billion as at January 31, 2002, compared to $62 billion as at January 31, 2001.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, reached a record level of 11.1% and 15.0%, respectively, compared to 8.8% and 12.1% a year earlier. The improvement in the Tier 1 capital ratio was attributable to the $6.2 billion reduction in risk-weighted assets essentially due to the sale of U.S. commercial loans, the reduction in commitments to extend credit and the decline in market risk. In addition, Tier 1 capital rose close to $400 million owing to internally generated funds in spite of the redemption of Series 10 preferred shares totalling $92 million on November 16, 2001. Total capital also increased by almost $400 million.

On February 15, 2002, the Bank redeemed non-cumulative first preferred shares, Series 11, totalling $100 million. This transaction and the repurchase of up to 9.5 million common shares will reduce Tier 1 and total capital ratios by a maximum of approximately 100 basis points.

Dividends

At its meeting on February 28, 2002, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 24 cents per common share, payable on May 1, 2002 to shareholders of record on March 28, 2002.

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended		
	January 31 2002	October 31 2001	January 31 2001
Interest income and dividends			
Loans	**496**	573	680
Securities	**138**	109	159
Deposits with financial institutions	**54**	63	83
	688	745	922
Interest expense			
Deposits	**268**	382	548
Subordinated debentures	**28**	28	25
Other	**11**	9	23
	307	419	596
Net interest income	**381**	326	326
Other income			
Capital market fees	**128**	112	121
Deposit and payment service charges	**42**	41	39
Trading activities and gains on investment account securities, net	**-**	76	62
Card service revenues	**12**	19	21
Lending fees	**44**	44	43
Acceptances, letters of credit and guarantee	**17**	17	16
Securitization revenues	**46**	54	28
Foreign exchange revenues	**15**	15	17
Trust services and mutual funds	**23**	24	24
Other	**54**	82	43
	381	484	414
Total revenues	**762**	810	740
Provision for credit losses			
Related to regular operations	**60**	98	43
Related to a revision of the estimated allowance (Note 2)	**185**	–	–
	245	98	43
Operating expenses			
Salaries and staff benefits	**282**	269	263
Premises	**44**	41	45
Computers and equipment	**57**	55	56
Communications	**18**	15	18
Other	**100**	126	95
	501	506	477
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**16**	206	220
Income tax charge (recovery)	**(19)**	35	70
	35	171	150
Non-controlling interest	**7**	8	7
Income before discontinued operations and goodwill charges	**28**	163	143
Discontinued operations (Note 3)	**118**	(16)	(1)
Income before goodwill charges	**146**	147	142
Goodwill charges (Note 4)	**-**	5	4
Net income	**146**	142	138
Dividends on preferred shares	**7**	8	9
Net income applicable to common shares	**139**	134	129
Number of common shares outstanding (thousands)			
Average - basic	**190,450**	190,311	189,578
Average - diluted	**191,350**	191,205	190,407
End of period	**190,500**	190,331	189,607
Income before discontinued operations and goodwill charges per common share			
Basic	**0.11**	0.81	0.71
Diluted	**0.11**	0.81	0.71
Income before goodwill charges per common share			
Basic	**0.73**	0.73	0.71
Diluted	**0.73**	0.72	0.70
Net income per common share			
Basic	**0.73**	0.71	0.68
Diluted	**0.73**	0.70	0.68
Dividends per common share	**0.21**	0.21	0.19

Consolidated Balance Sheet

(unaudited)
(millions of dollars)

	January 31 2002	October 31 2001	January 31 2001
ASSETS			
Cash resources			
Cash and deposits with Bank of Canada	**605**	419	416
Deposits with financial institutions	**8,453**	5,413	5,490
	9,058	5,832	5,906
Securities			
Investment account	**6,805**	6,689	6,380
Trading account	**12,031**	10,992	10,112
	18,836	17,681	16,492
Loans			
Residential mortgage	**12,264**	11,875	11,573
Personal and credit card	**5,724**	5,866	6,234
Business and government	**18,964**	23,566	23,165
Securities purchased under reverse repurchase agreements	**4,730**	4,041	5,222
Allowance for credit losses	**(696)**	(879)	(916)
	40,986	44,469	45,278
Other			
Customers' liability under acceptances	**3,033**	3,593	3,952
Assets held for disposal (Note 3)	**610**	–	–
Premises and equipment	**243**	250	237
Other assets	**3,001**	3,938	3,381
	6,887	7,781	7,570
	75,767	75,763	75,246
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**22,388**	21,857	21,201
Business and government	**22,121**	23,362	23,247
Deposit-taking institutions	**6,016**	6,217	6,018
	50,525	51,436	50,466
Other			
Acceptances	**3,033**	3,593	3,952
Obligations related to securities sold short	**5,730**	5,379	5,019
Obligations related to securities sold under repurchase agreements	**6,134**	4,407	4,734
Other liabilities	**4,079**	4,698	5,158
	18,976	18,077	18,863
Subordinated debentures	**1,645**	1,647	1,633
Non-controlling interest	**494**	487	461
Shareholders' equity			
Preferred shares	**400**	492	492
Common shares	**1,672**	1,668	1,655
Retained earnings	**2,055**	1,956	1,676
	4,127	4,116	3,823
	75,767	75,763	75,246

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Quarter ended January 31	
	2002	2001
Previous balance	**4,116**	3,760
Issuance of common shares	**4**	3
Redemption of preferred shares, Series 10	**(92)**	–
Net income	**146**	138
Dividends on common shares	**(40)**	(36)
Dividends on preferred shares	**(7)**	(9)
Loss on redemption of subordinated debenture, net of income taxes	**–**	(28)
Share issuance expenses, net of income taxes	**–**	(1)
Unrealized foreign exchange losses, net of income taxes	**–**	(4)
Closing balance	**4,127**	3,823
Shareholders' equity		
Preferred shares	**400**	492
Common shares	**1,672**	1,655
Retained earnings	**2,055**	1,676
Closing balance	**4,127**	3,823

Income per Common Share Before Goodwill Charges
(dollars)


0.8
0.6
0.4
0.2
0.0
1st Q 2001
2nd Q
3rd Q
4th Q
1st Q 2002

	1st Q 2001	2nd Q	3rd Q	4th Q	1st Q 2002
■ Income per common share before goodwill charges	0.71	0.71	0.73	0.73	**0.73**
□ Dividend per share	0.19	0.21	0.21	0.21	**0.21**

Return on Common Shareholders' Equity Before Goodwill Charges
(percentage)


18
17
16
15
14
1st Q 2001
2nd Q
3rd Q
4th Q
1st Q 2002

	1st Q 2001	2nd Q	3rd Q	4th Q	1st Q 2002
■	16.1	16.6	15.9	15.4	**15.0**

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended January 31	
	2002	2001
Cash flows from operating activities		
Net income	**146**	138
Adjustments for:		
Provision for credit losses excluding discontinued operations	**245**	43
Provision for credit losses attributed to discontinued operations	**(50)**	16
Amortization of premises and equipment	**12**	13
Goodwill charges excluding discontinued operations	**-**	4
Goodwill charges attributed to discontinued operations	**-**	1
Future income taxes	**11**	(56)
Adjustment upon foreign currency translation of subordinated debentures	**(1)**	(8)
Gain on sale of investment account securities, net	**(8)**	(17)
Change in interest payable	**(57)**	7
Change in interest receivable	**19**	61
Income taxes payable	**110**	(36)
Change in unrealized losses (gains) and amounts payable on derivative contracts	**85**	161
Change in trading account securities	**(1,039)**	337
Change in other items	**159**	(552)
	(368)	112
Cash flows from financing activities		
Change in deposits	**(911)**	(7)
Issuance of subordinated debentures	**-**	300
Redemption and maturity of subordinated debentures	**(1)**	(65)
Issuance of common shares	**4**	2
Redemption of preferred shares	**(92)**	-
Dividends paid	**(49)**	(45)
Change in obligations related to securities sold short	**351**	116
Change in obligations related to securities sold under repurchase agreements	**1,727**	(1,583)
Change in other items	**-**	(3)
	1,029	(1,285)
Cash flows from investing activities		
Change in loans	**1,338**	449
Change in securitization of assets	**(511)**	778
Proceeds from the sale of secured loans	**2,540**	-
Purchases of investment account securities	**(4,379)**	(4,551)
Sales of investment account securities	**4,271**	4,574
Change in securities purchased under reverse repurchase agreements	**(689)**	175
Change in premises and equipment	**(5)**	(1)
	2,565	1,424
Increase in cash and cash equivalents	**3,226**	251
Cash and cash equivalents at beginning of period	**5,832**	5,655
Cash and cash equivalents at end of period	**9,058**	5,906
Cash and cash equivalents		
Cash and deposits with Bank of Canada	**605**	416
Deposits with financial institutions	**8,453**	5,490
Total	**9,058**	5,906
Interest and dividends paid	**413**	634
Income taxes paid (recovered)	**(44)**	106

Segment Disclosure

Quarter ended January 31
(taxable equivalent basis)
(unaudited)
(millions of dollars)

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		**Total**	
Net interest income[1]	**250**	238	**67**	67	**92**	47	**(23)**	(14)	**386**	338
Other income[1]	**234**	234	**36**	36	**114**	122	**35**	32	**419**	424
Total revenues	**484**	472	**103**	103	**206**	169	**12**	18	**805**	762
Operating expenses	**356**	342	**37**	33	**97**	84	**11**	18	**501**	477
Contribution	**128**	130	**66**	70	**109**	85	**1**	–	**304**	285
Provision for credit losses[2]	**24**	28	**19**	14	**5**	10	**197**	(9)	**245**	43
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**104**	102	**47**	56	**104**	75	**(196)**	9	**59**	242
Income taxes[1]	**36**	38	**17**	21	**39**	30	**(68)**	3	**24**	92
Non-controlling interest	**–**	–	**–**	–	**1**	1	**6**	6	**7**	7
Income before discontinued operations and goodwill charges	**68**	64	**30**	35	**64**	44	**(134)**	–	**28**	143
Discontinued operations	**–**	–	**–**	–	**–**	–	**118**	(1)	**118**	(1)
Income before goodwill charges	**68**	64	**30**	35	**64**	44	**(16)**	(1)	**146**	142
Average assets	**27,933**	27,028	**11,107**	11,323	**38,703**	34,966	**(6,727)**	(3,955)	**71,016**	69,362

(1) Net interest income was grossed up by $5 million ($12 million in 2001) and other income by $38 million ($10 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(2) Provisions for credit losses for the segments are determined based on expected losses, which are established through statistical analysis.

Loans, Impaired Loans and Allowance for Credit Losses

(unaudited)
(millions of dollars)

Loans and Impaired Loans

	Gross amount	Impaired loans					
		Gross	Specific allowance	Net	General allowance	Country risk allowance	Net balance
January 31, 2002							
Residential mortgage loans	12,264	36	6	30	–	–	30
Personal and credit card loans	5,724	73	34	39	–	–	39
Business and government loans	18,964	459	212	247	–	9	238
Securities purchased under reverse repurchase agreements	4,730	–	–	–	–	–	–
	41,682	568	252	316	–	9	307
General allowance	–	–	–	–	435	–	(435)
	41,682	568	252	316	435	9	(128)
January 31, 2001							
Residential mortgage loans	11,573	48	11	37	–	–	37
Personal and credit card loans	6,234	107	20	87	–	–	87
Business and government loans	23,165	815	349	466	–	36	430
Securities purchased under reverse repurchase agreements	5,222	–	–	–	–	–	–
	46,194	970	380	590	–	36	554
General allowance	–	–	–	–	500	–	(500)
	46,194	970	380	590	500	36	54

Allowance for Credit Losses

	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance	**January 31 2002**	October 31 2001	January 31 2001
Allowance at beginning	341	306	194	38	**879**	948	948
Transfer of provision to assets held for disposal	(31)	–	–	–	**(31)**	–	–
Amounts related to discontinued operations	–	(65)	–	–	**(65)**	120	16
Provision for credit losses							
Related to regular operations	60	56	(56)	–	**60**	205	43
Related to a revision of the estimated allowance	185	–	–	–	**185**	–	–
Write-offs	(294)	–	–	(29)	**(323)**	(402)	(108)
Recoveries	(9)	–	–	–	**(9)**	8	17
Allowance at end	252	297	138	9	**696**	879	916

Notes to the Consolidated Financial Statements

1. Significant Accounting Policies

The unaudited interim consolidated financial statements of the Bank, as at January 31, 2002, were prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), other than the accounting for the general allowance for credit risk which is in accordance with the accounting treatment prescribed by the Superintendent of Financial Institutions Canada (the "Superintendent"), and in accordance with the accounting policies and application methods adopted in the Bank's most recent annual report for the year ended October 31, 2001, with the exception of the new standard described in Note 4. Certain comparative figures have been restated to comply with the presentation adopted in fiscal 2002.

2. Provision for Credit Losses Related to a Revision of the Estimated Allowance

During the quarter, the Bank re-assessed the realizable value of its impaired loan portfolio, taking into account current economic conditions and its goal of accelerating the disposal of this portfolio. Following this re-assessment, the Bank adjusted the estimated allowance for these loans and recorded a provision of $185 million.

3. Discontinued Operations

On January 15, 2002, the Bank finalized the sale of its asset-based lending operations in the United States to PNC Financial Services Group. This transaction generated a gain of $79 million, net of restructuring costs, and net of income taxes of $62 million. Moreover, $41 million of the general allowance for credit risk, less income taxes of $24 million, was reversed under "Discontinued operations". Taking into account the operating results of these operations during the quarter, the total contribution from discontinued operations was $118 million, less income taxes of $85 million. The remainder of the loans included in the $610 million agreement as at January 31, 2002 are shown on the balance sheet under the heading "Assets held for disposal". They represent the asset-based loans covered by an 18-month servicing agreement with PNC Financial Services Group.

4. Goodwill

On November 1, 2001, the Bank adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) entitled "Goodwill and Other Intangible Assets". As of that date, the Bank ceased to amortize goodwill and began the transitional impairment test to detect a possible depreciation in goodwill and assess the loss in value, if applicable. Aside from eliminating goodwill amortization charges, which amounted to $5 million for the quarter ended January 31, 2001, this new standard had no impact on the financial statements for the first quarter ended January 31, 2002.

5. General Allowance for Credit Risk

In 1998, in accordance with the guidance provided by the Superintendent, the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment did not comply with Canadian GAAP. In 2001, after evaluating the adequacy of the general allowance for credit risk in accordance with Canadian GAAP, the general allowance was established at $403 million (see Note 27 of the 2001 annual financial statements). During the first quarter of 2002, following the sale of its asset-based lending operations in the United States, the Bank reversed an amount of $65 million under "Discontinued operations" ($41 million net of income taxes), representing the portion of the general allowance related to its asset-based lending portfolio in the United States. In addition, following an evaluation of the adequacy of the general allowance for credit risk as at January 31, 2002, the allowance was established at $435 million.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $65 million (no impact in the first quarter of 2001), loan loss provisions would have increased by $97 million (no impact in the first quarter of 2001), income taxes would have decreased by $32 million (no impact in the first quarter of 2001), and basic and diluted net income per common share would have decreased by $0.34 (no impact in the first quarter of 2001).

There is no impact as at January 31, 2002 on the unaudited Consolidated Balance Sheet, on the unaudited Consolidated Statement of Changes in Shareholders' Equity and on the book value per common share (see Note 1 of the 2001 quarterly financial statements for the impact as at January 31, 2001).

Furthermore, had the Bank followed Canadian GAAP in the first quarter of 2002, return on common shareholders' equity before goodwill charges would have decreased by 7.08% (0.85% in the first quarter of 2001).

6. Capital Stock
(millions of dollars)

Issued and fully paid as at February 15, 2002	
First preferred shares	
5,000,000 shares, Series 12	125
7,000,000 shares, Series 13	175
	300
190,566,755 common shares	1,672
	1,972
6,224,415 stock options outstanding	N/A

Redemption of preferred shares (amounts in dollars)

On November 16, 2001, the Bank redeemed all 3,680,000 Series 10 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $92,000,000.

On February 15, 2002, the Bank redeemed all 4,000,000 Series 11 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $100,000,000.

Recession and the Productivity Challenge

In the United States

Judging by the large number of jobs lost in 2001, the U.S. economy is unquestionably in the grips of a recession. Yet it has shown a surprising capacity to deal with the situation in order to eventually get back on the path for growth.

For instance, despite all the job losses, consumer spending has continued to rise, in stark contrast to recessions in the past. How is it that American households can show such incredible resilience?

Without a doubt, a few specific events have helped consumers maintain their spending pattern in spite of the economic climate. The tax refunds issued in August and September immediately spring to mind. Moreover, the decline in oil prices in September has translated into lower energy costs. Interest rate cuts have lightened debt loads and have even prompted some households to borrow more, especially as the value of their homes has risen over the past few years, giving them additional leverage. Consumers have also been able to buy new vehicles with 0% financing.

It is nevertheless amazing that households, which have seen their overall employment income shrink because of the recession, have not shown more restraint. They could simply have ignored 0% financing promotions so as not to add to their monthly payments, or used the tax refunds to pay down their debt. In fact, overall spending has continued to grow first and foremost because wages in general continued to rise and did so, it should be recalled, in spite of substantial job losses.

The current recession in the United States is marked by a very unusual phenomenon: salaries are still rising, more than offsetting job losses and thus enabling households on the whole to maintain their buying power.

A correlation between the unemployment rate, which is relatively low for a recession, and the rise in average hourly wages is not inconceivable. But why would companies with faltering sales put further pressure on their profit margins by significantly increasing compensation in such a context? It could only be because productivity is also rising.

Production per hour worked in the nonfarm business sector actually climbed 1.8% in 2001 – a remarkable performance in a recession year – and ended the year strongly with annualized growth of 3.5% in the fourth quarter. These statistics suggest that the massive layoffs in 2001 have managed to sustain productivity levels during a period of economic slowdown. Most of all, they suggest that companies will not have to resort to further large-scale job cuts in order to get back on track. In fact, job cuts have slowed considerably in recent months.

What's more, unit labour costs actually declined during the last quarter of 2001, thus confirming that productivity gains are at the forefront of America's capacity to recover while sustaining household income and limiting damage to corporate profitability.

In Canada

Although the Canadian economy has grown steadily since 1997, at a pace that easily rivalled the U.S. economy, it is worth noting that this progression was not based on productivity gains. On the contrary, Canada's performance in this regard was modest in comparison to the economies of the United States and the other main industrialized countries.

Consequently, Canadian wages also grew modestly. One small consolation is that employment levels held steady in 2001. Even though one million jobs were lost in the United States, wages there still managed to rise 2.9%, while in Canada they grew at an annualized rate of only 2.2% according to the latest data. That would explain why consumer spending in Canada has not kept pace with that south of the border and in fact even shrank in the third quarter of 2001.

Lower productivity growth in Canada has therefore resulted in less robust spending throughout this recession. But the worst part is that although Canada's economic growth has been enviable in recent years, it has not raised Canadians' standard of living. In fact, real after-tax income per capita has risen only 1% in Canada since 1990, compared to 17% in the United States. This is perhaps the most distressing consequence of an economy that has grown not on the basis of productivity gains, but which has had to rely instead on the depreciation of its currency to remain competitive.

Bank News

General Trust changes its name: General Trust, which became a wholly-owned subsidiary of the National Bank in 1993, officially changed its name to National Bank Trust on October 31, 2001. By taking the name of its parent institution, the company is reinforcing its association with the strong financial group which the National Bank represents.

National Bank Discount Brokerage ranks first for quality of service: According to a study by the research firm Dalbar, National Bank Discount Brokerage tied for first place with two other brokerage firms for the quality of its customer service. In obtaining the highest overall score in this study, National Bank Discount Brokerage rated first in the following categories: representatives' diligence in responding to clients' requests, their helpfulness and professionalism, and their initiative in suggesting advantageous options for clients.

Cash redemption of Preferred Shares Series 11: On January 9, the Bank announced that it would redeem, for the purpose of cancellation, all of its Non-cumulative First Preferred Shares Series 11 (TSE: NA.PR.H) on Friday, February 15, 2002, for $25 per share, together with $0.50 representing declared and unpaid dividends per share as at the redemption date.

Agreement with U.S.-based Wells Fargo Bank: The National Bank has signed a highly advantageous partnership agreement with U.S.-based Wells Fargo Bank. Under this agreement, each bank will refer to the other bank clients that wish to obtain a credit card in Canadian or U.S. currency, as applicable. In addition to offering clients service with added value, this exclusive agreement will allow the Bank to expand its existing client base.

The Bursary and Summer Employment Program is back: The National Bank's Bursary and Summer Employment Program for students with a physical or sensory disability is back for the 13th consecutive year. This popular program offers three students an opportunity to continue their studies while acquiring relevant experience at the Bank.

More specifically, one college student from Quebec will obtain a 10-week summer job and a $1,000 bursary, and two university students from Ontario, Quebec or New Brunswick will each be given a summer job for 12 weeks and a $2,000 bursary.

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact Elaine Carr, Director – Investor Relations, by telephone at (514) 394-0296 or by fax at (514) 394-6196. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations


NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca



